OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

AnJeDa Fitness, Inc. ,

a Delaware corporation formed November 3, 2015

(doing business as From Fat to Finish Line)

1104 South Hayworth Ave.

Los Angeles, CA 90035

www.fattofinish.com

FROM FAT TO FINISH LINE

Up to 1,000,000 shares of Class A Common Stock

Minimum Purchase: $150 (150 shares if purchased within the first ten (10) days of this offering, and 120 shares if purchased thereafter)

A crowdfunding investment involves significant risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. Please see the discussion of Risk Factors.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

AnJeDa Fitness, Inc. (dba From Fat to Finish Line (FFTFL)) (the "Company") is offering up to One Million (1,000,000) shares of its Class A Common Stock on a "best efforts" basis. The offering may continue until the earlier of March 24, 2017 (which date may be extended at our option) or the date when all the shares have been sold. The shares will be priced at One Dollar ($1.00) per share for the first ten (10) days of this offering, and thereafter at One Dollar Twenty Five Cents $1.25) per share.

Our target offering amount is Fifty Thousand Dollars ($50,000). We will accept investments in excess of the target amount. Specifically, if we reach the target offering amount of $50,000, we may conduct the first of multiple closings of the offering early if we provide notice about the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis.

Generally, the aggregate purchase price of the shares you buy in this offering may not exceed ten percent (10%) of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. We encourage you to review Rule 227 of Regulation Crowdfunding before you make any representation that your intended investment does not exceed applicable thresholds. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our common stock and we cannot guarantee that such a trading market for our common stock will ever exist. Please see "Transferability of Securities."

	Number of shares	**Price to Public**	**Underwriting discounts and commissions***	**Proceeds to the Company ****
Per share	1	$1.00 in first ten days of offering; $1.25 thereafter	$0.00	$1.00
Total Maximum	1,000,000	$1,000,000	$0.00	$1,000,000

* We will not use commissioned sales agents or underwriters

** Does not include expenses of the offering, including professional fees, costs of securities compliance, escrow fees, and the fees and costs of posting offering information on StartEngine.com, estimated to be $54,000 in the aggregate if we achieve the maximum offering amount. See "Use of Proceeds."

We are providing the disclosure in the format prescribed by Form C.

INVESTOR BENEFITS

Investment Amount		Perks (cumulative)
Level 1: $500 or more		One year Gold membership* in FFTFL (current value is $149)
Level 2: $1,000 or more		Exclusive FFTFL owner's jacket and additional Gold membership* plus Level 1 Perks.
Level 3: $1,500 or more		Run a Ragnar with Coach Rik and John Hulsey or other members of the original team featured in the film (subject to availability of team members and scheduling of race. Perk is for a spot on the team only. Race and travel costs are participant's own responsibility.) plus Level 1 and 2 Perks.
Level 4: $5,000 or more		Free lifetime membership* in FFTFL of any level, plus Level 1, 2 and 3 Perks.

*Features and benefits of membership are currently being defined and will include access to training materials, coaching and branded content.

THE COMPANY AND ITS BUSINESS

The company's business

AnJeDa Fitness, Inc. (the "Company") was formed on November 3, 2015 in Delaware. The Company does business under its trademarked name, From Fat to Finish Line. From Fat to Finish Line is a fitness community and resource hub for runners who use or would like to use running as a tool for weight loss. The Company provides and manages an online forum for like-minded people to meet and interact, and includes training plans, branded merchandise and accompanying support through various delivery means both digitally and in person. The Company plans to offer a subscription program which will provide branded content, training plans, personal coaching and in-person meetings at athletic events.

Further information about the Company and its business appears at the "Company" tab on the company's profile on StartEngine.com and as Exhibit C to the Form C of which this Offering Memorandum forms a part.

OUR TEAM

Officers and directors

Angela J. Lee - Chief Executive Officer, Director

- Role in the Company.
  - Angela is responsible for the strategic direction of the Company, and managing the executive team and founders. Angela is the primary contact person for business relations and vendors.
  - Angela has been with From Fat to Finish Line from November 2015 – Present
- Other Business Experience in Past Three Years.
  - Media Meld Studios April 2009 – December 1, 2014
    - President
    - Principal Business, Entertainment

Jennifer Roe - Chief Marketing Officer, Director

- Role in the Company.
  - Jennifer is responsible for customer development, community interface, social media outreach, branding, marketing and partnerships. Jennifer is the primary contact person for media relations.
  - Jennifer has been with From Fat to Finish Line from November 2015 – Present
- Other Business Experience in Past Three Years.
  - Media Meld Studios April 2009 – Present
    - Executive Vice President of Development
    - Principal Business: Entertainment
  - Tri-Star Products, October 2011 - February 2015
    - Social Media Marketing/Content Creator
    - Principal Business: Consumer Products

Cynthia Akey - Chief Operating Officer

- Role in the Company.
  - Cynthia is principally responsible for electronic communications, content creation, travel and event coordination, and vendor and supplier management.
  - Cynthia has been with From Fat to Finish Line from March 2016 - Present.
- Other Business Experience in Past Three Years.
  - Cynergy Wellness, October 2005 – Present
    - Owner
    - Principal business - Yoga Instructor and Personal Trainer
  - Milwaukee Montessori School January 2014 – December 2014
    - Director of Communications and Marketing
    - Principal business – Private primary school: pre-school through 8th grade

- WUWM 89.7 FM – Milwaukee Public Radio, October 2005 – January 2013
  - Marketing Specialist
  - Principal business –public radio station in metro-Milwaukee

Karen Curtis - Chief Technical Officer

- Role in the Company.
  - Karen is responsible for overseeing all technical aspects of the company, including driving the company's technical vision and leading all aspects of the company's technological development. She is responsible for all platform selections, technical designs, and the development methodologies. Karen has been with From Fat to Finish Line from January 2016-Present.
- Other Business Experience in Past Three Years.
  - Zeevo Group LLC, January 2016-Present
    - Principal
    - Primary Business: Business and IT consulting for aviation finance companies
  - International Lease Finance Corporation, June 2004-January 2016
    - Vice President, Enterprise Architecture
    - Principal business: aircraft leasing to commercial airlines

Paul "David" Johnson – Director and Chairman of the Board

- Role in the Company.
  - Dave is responsible for managing the Company's legal affairs, interfacing with Tech Coast Angels (a local angel investment group), and consulting with the executive team on strategy, marketing and sales.
  - Dave has been with From Fat to Finish Line from November 2015 – Present
- Other Business Experience in Past Three Years.
  - American Airlines, Inc., April 2015 - Present
    - Boeing 737 Captain
    - Principal Business: Major US Airline engaged in commercial air transportation.
  - Aviation Worldwide, MedAire, Inc. January 2014 - February 2015
    - Managing Director
    - Principal Business: Medical advice and support to aircraft and yacht operators.
  - Willis Lease Finance May 2011 - October 2013
    - Senior Vice President, Sales and Marketing
    - Principal business: Commercial aircraft engine leasing and finance.

Additional team members

The Company does not currently have employees. It engages independent contractors for specific tasks on an as-needed basis.

Related party transactions

The Company has entered into the following related party transactions:

- Convertible notes between the Company and Paul D. Johnson totaling $125,000; and
- Convertible notes between Company and Angela J. Lee totaling $113,750.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

An investment in the Company's shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the other information included in this Form C, before purchasing our shares. If one or more of the potential events described below as risks actually occurs, our operating results and our financial condition will likely suffer and the value of your shares could decrease significantly, causing you to lose some or all of your investment.

These are the principal risks that relate to the Company and its business:

Limited Operating History: The Company is a startup and has no operating history. The Company is subject to all of the risks inherent in a new business enterprise. Ongoing acceptance of its social community concept is uncertain, and no assurance can be given that the Company will be able to successfully execute its business plan or achieve profitability on a sustained basis. The Company is not yet generating revenue from its operations and its revenues from merchandise sales are limited and cannot support operations.

Unproven Concept; New Product and Service: The Company is focusing on the underserved demographic of overweight runners. Although this target market is underserved, there is no guarantee that our products will appeal to its members. Some of our product offerings, such as the "Run Your First Mile," are new and unique with no performance history.

Small Core Team: Our success and future growth depends to a significant degree on the skills and continued services of a small core management team, which consists of five people, only three of whom are devoting full-time efforts to the Company. Several of our team members have other professions which could at any time limit our members' ability to contribute to the Company.

Cash Burn: The Company has limited cash on hand and may run out of cash before we can launch our product. Our founders have invested a total of $250,000 in the Company, of which $25,000 remains. The funds have been used primarily to support content development, sales and operations infrastructure development, customer acquisition and employee travel and salaries. However, early investments were made in mobile applications and website functions that failed to operate to specifications and the Company has been forced to invest further capital in revising these applications and functions. The Company is not generating revenue from operations and revenues from merchandise sales cannot support operations. If we do not raise sufficient capital in this offering or through other methods of capital raising, the Company will not be able to continue operations.

Future Capital Needs: The Company may seek in the future to raise substantial additional funds through debt or equity financings, or otherwise. No party is obligated to provide financing to the Company and there can be no assurance that any such additional funding will be available, or, if available, that it will be on reasonable terms. If adequate additional funds are not available, the Company may be required to delay, reduce the scope of, or eliminate some of the implementation of its business strategy. Please see the table in "Use of Proceeds" for further detail as to the Company's anticipated level of operations.

Competition: Several significant competitors are in demographics adjacent to the Company's target demographic. While these competitors are focused on very fit and highly competitive runners, they could expand into the Company's market and could quickly capture a significant portion of that market as a result of their more extensive operating history, established branding recognition, and greater access to capital.

Valuation set by Founders: The Company's valuation was set by its founders and has not been verified in the market. The founders based the valuation on their best understanding of the Company's financial potential, but the founders do not have experience in valuing startups. The Company's actual value may be significantly less than the valuation set by its founders and if that is the case, the value of your investment will also be significantly less than anticipated.

Privacy and Hacking: The Company may collect some personal data from its members and users. While the Company will use reasonable efforts to maintain the privacy of its members and users, the Company cannot guarantee that this personal data will not be hacked by third parties and used to the detriment of the Company's members and users. If a privacy breach occurs, the Company's prospects could be severely impaired.

Risk of lower than expected growth and membership uptake. The Company's success is largely dependent on membership growth. The Company may not be able to attract a membership sufficient to support the Company's projected growth as set forth in the business plan. The successful implementation of the Company's business plan depends upon numerous additional factors, including, among others, the ability of management to attract the necessary capital, to develop the management and operational team capable of carrying out the business plan, and to generate the sales revenues and levels of profitability forecast in the business plan. While the business plan and the financial forecasts contained therein are believed by management to be based upon assumptions that are reasonable, there can be no assurance that the objectives established in the business plan will in fact be met, that the Company will be profitable, or that the levels of any revenues, profitability and/or cash flows referred to in the business plan will in fact be attained. As implementation of any business plan continues over time, there are inevitably changes in direction and strategy that will be adopted by management based upon actual experience in commencing or operating a business. Thus, there can be no assurance that the actual manner in which the business of the Company is conducted and the results of the Company's operations will not vary significantly from the business plan.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The Company's founders collectively own 4,500,000 shares of the Company's Class F Common Stock (see discussion below), which constitutes all the outstanding shares of Class F Common Stock. These shares have been issued pursuant to a restricted stock purchase agreement.

The founders' respective percentage ownership interests are as follows:

Angela J. Lee	47.25%
Jennifer D. Roe	36.75%
Paul D. Johnson	16.00%

As of the date of the Company's financial statement set forth in Exhibit B to this Form C (November 30, 2016), none of the Class A Common Stock had been issued. However, since November 30, 2016, the Company has issued 61,000 shares of restricted Class A Common Stock to various service providers in exchange for services rendered.

In addition, the Company had issued a total of 1,665,000 warrants to certain independent contractors in exchange for services rendered. These warrants were scheduled to vest over time and entitled each holder to purchase from the Company shares of the capital stock issued to investors in the Company's next capital raise in the amount of $1,000,000 or more, or shares of the Company's Class A Common Stock.

However, effective as of January 9, 2017 the Company and certain of its warrant holders agreed to cancel their warrant agreements representing a total of 1,312,500 warrants, in lieu of which the Company will issue to those individuals a total of 1,312,500 shares of restricted Class A Common Stock with the same vesting schedules as the warrants.

The remaining warrants, of which 308,750 have vested, will remain in full force and effect.

Classes of securities

The Company has authorized 7,500,000 shares of Class A Common Stock and 4,500,000 shares of Class F Common Stock. The rights, preferences and privileges of these two classes of stock are summarized below:

<u>Class F Common Stock</u>:

- Each share of Class F Common Stock, which is reserved for issuance to the Company's founders, is entitled to ten (10) votes for any matter that is submitted to a vote by the shareholders of the Company;

- The consent of the holders of a majority of the Class F Common Stock is required in order for the Company to take certain actions such as adversely changing the rights, preferences and privileges of the Class F Common Stock; increasing or decreasing the authorized number of shares of Class F Common Stock; liquidating, merging, selling or dissolving the Company, increasing the size of the Board of Directors, and declaring and paying dividends or other distributions; and
- The Class F Common Stock is convertible on a 1:1 basis into Class A Common Stock, at any time at the option of the shareholder.
- Holders of Class F Common Stock will receive dividends only if declared by the Board of Directors, on a *pari passu* (equal) basis with the holders of Class A Common Stock.

Class A Common Stock:

- Each share of Class A Common Stock is entitled to one (1) vote for any matter that is submitted to a vote by the shareholders of the Company
- Holders of Class A Common Stock will receive dividends only if declared by the Board of Directors, on a *pari passu* (equal) basis with the holders of Class F Common Stock.

What it means to be a minority holder

As an investor in the Company through this offering, you will be a minority holder of Class A Common Stock. This means that your voting power is minimal and you are highly unlikely to have any influence on the outcome of any matters that are put to the vote of the Company's shareholders. Consequently, the Company may take actions that you do not agree with, such as the appointment of new management, a material change in the Company's business model, the issuance of new classes of stock to new investors which dilutes your percentage ownership in the Company, or the sale, merger or dissolution of the Company.

Dilution

The Company will likely need to raise additional capital to support its operations. Accordingly, we may need to conduct further issuances of equity to additional investors, thereby diluting (decreasing) your ownership percentage in the Company. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the overall value of the Company might increase. You will effectively own a smaller piece of a larger company.

This increase in the number of shares issued and outstanding could result from a stock offering, such as an IPO, another crowdfunding round, a venture capital investment or an angel investment, employees exercising stock options, warrant holders exercising their warrants, and by the founders converting their existing convertible debt into equity.

If we issue more shares, you could experience value dilution, with each share being worth less than before. The type of dilution that hurts early stage investors the most occurs when a company sells more shares in a "down round," in which the company has a lower valuation than in earlier offerings.

Transferability of securities

Under U.S. securities laws, during the first year that you own the Class A Common Stock, your shares can only be resold under the following circumstances:

- In an IPO;
- To the Company;
- To an accredited investor; or
- To a member of your family or the equivalent, to a trust controlled by you, to a trust created for the benefit of a member of your family or the equivalent, or in connection with your death or divorce or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial statements

Our financial statements for the period ending November 30, 2016 can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial condition

Results of operations

The Company has only recently begun operations, which are limited to sales of branded merchandise, resulting in non-material revenues.

Financial milestones

The continuation of the Company as a going concern able to generate profitable operations is dependent upon the continued financial support of its management and its ability to identify and obtain necessary debt or equity financing. Due to the uncertainty of the Company's ability to obtain such financing, the Company is not able at this time to establish financial milestones. Please see the table in "Use of Proceeds" for details as to how the Company's ability to obtain financing will determine its operations.

Liquidity and capital resources

The Company has $25,000 in cash proceeds from convertible debt issued to its founders. The Company does not have any prospects for increasing its cash position except through this offering and through non-material merchandise sales. The Company's level of operations is directly dependent on the Company's ability to obtain financing through this offering and/or through future offerings. Please see the table in "Use of Proceeds" for further detail.

The Company holds a credit card with a $7,500 line of credit, and an unpaid balance as of the date of this offering of $3,070.46. The Company has no other capital resources.

Indebtedness

The Company's indebtedness is as follows:

- $125,000 in convertible debt payable to Paul D. Johnson; and
- $113,750 in convertible debt payable to Angela J. Lee.

Terms of the above debt: 8.25% interest, 20% discount, $2.5M valuation cap, Conversion on $1,000,000 equity raise, default interest 12%, Delaware law.

Recent offerings of securities

The Company has issued the convertible debt, restricted stock and the warrants identified above and described in further detail below:

Convertible Debt

- Date of Offering: November 30, 2016
- Offering Exemption: Rule 506(b)
- Type of Securities: Convertible debt
- Amount of Securities: $243,500.00

Use of Proceeds: operating expenses as reflected in Independent Accounting Review.

Restricted Stock

- Date of Offering: January 9, 2017
- Offering Exemption: Rule 701
- Type of Securities: Restricted Class A Common Stock
- Amount of Securities: 1,373,500 shares of Class A Common Stock
- Use of Proceeds: Not applicable; no proceeds generated. Securities were issued in exchange for services rendered.

Warrants

- Date of Offering: November 3, 2015; December 1, 2015; February 1, 2016.
- Offering Exemption: Rule 701
- Type of Securities: Warrants to purchase either (a) securities issued in future financing or (b) shares of Class A Common Stock
- Amount of Securities: 352,500
- Use of Proceeds: Proceeds will be non-material but will be used for operating expenses.

Valuation

The founders have valued the Class A Common Stock at $1.25 per share. This is roughly based on an estimated $9.375 million pre-money valuation of the Company. This is the founders' good faith estimate of the Company's fair market value based on recent valuations of similar companies. However, valuations of early stage companies with no operating history are necessarily speculative in nature, and investors should conduct their own research before making an investment in the Company.

USE OF PROCEEDS

The funds raised in this offering will be used for the following general purposes:

- Content creation and development
- Customer acquisition
- Marketing
- Mobile application development
- Salaries
- Website and online store development
- Merchandise design and inventory purchase
- Operating overhead (office, supplies, administrative expenses)

Please see the table below for additional details.

Irregular Use of Proceeds

- Travel and Entertainment
  - From $2,100 to $15,000 per annum to reimburse executives for monthly travel to Company headquarters.
  - From $0.00 -- $34,000 for travel expenses for personnel to travel to and participate in team events in Las Vegas and Dublin, Ireland in calendar year 2017. The amount actually spent on this item will be determined by the amount of proceeds raised in this offering. See additional detail in table below.
- Compensation for Officers and Directors
  - Compensation paid to officers in the aggregate amount of $12,000 -- $150,000 per annum. The amount actually spent on this item will be determined by the amount of proceeds raised in this offering. See additional detail in table below.

<u>Anticipated Use of Proceeds</u>

	If Target Amount Sold	**If Maximum Offering Sold**
Total Proceeds	**50,000**	**1,000,000**
StartEngine Fees	2,500	50,000
Fund America Fees	2,400	4,000
Campaign Professional Fees	15,000	15,000
Net Proceeds	**30,100**	**931,000**
Use of Net Proceeds:		
Marketing	1,000	150,000

Events	5,000	100,000
Mobile App development	0	75,000
Web Development	0	25,000
Inventory	0	50,000
Content Development	0	50,000
Professional Fees	1000	40,000
Consulting Fees	2,500	30,000
Executive Salaries	12,000	150,000
Employee Salaries	0	120,000
Office Expenses	0	24,000
Rent	4,560	30,000
SaaS tools	1,920	24,000
Software	0	3,000
Executive Travel	2,100	15,000
Event Travel	0	34,000
Total Use of Net Proceeds	**30,080**	**920,000**

REGULATORY INFORMATION

Disqualification

None

Annual reports

The Company currently has no annual reports. The Company's initial annual report will be available on its website not later than March 30, 2017.

Compliance failure

The Company has not conducted or attempted to conduct any prior offerings under Reg CF.

INVESTING PROCESS

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

Updates

Information regarding the progress of the offering appears on the company's profile page on StartEngine.com.

[END OF EXHIBIT A]

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW

AnJeDa Fitness, Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

For the Eleven Months Ended November 30, 2016 and the Period from November 3, 2015 (Inception) to December 31, 2015

AnJeDa Fitness, Inc.
Index to Financial Statements
(Unaudited)

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

21031 VENTURA BLVD., SUITE 316
WOODLAND HILLS, CA 91364
T EL (818)789-0265 F AX (818) 789-3949

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
AnJeDa Fitness, Inc.

We have reviewed the accompanying financial statements of AnJeDa Fitness, Inc. (the "Company"), a Delaware corporation which comprise the balance sheets as of November 30, 2016 and December 31, 2015, and the related statements of operations, stockholders' equity and cash flows for the eleven months ended November 30, 2016 and the period from November 3, 2015 (Inception) to December 31, 2015, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Lichter, Yu + Associates

Woodland Hills, California
January 11, 2017

AnJeDa Fitness, Inc.
Balance Sheets
November 30, 2016 and December 31, 2015
(Unaudited)

	November 30, 2016	December 31, 2015
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 36,400	$ 86,000
Inventory	7,712	-
Prepaid expenses	230,000	35,000
Other assets	650	-
TOTAL CURRENT ASSETS	274,762	121,000
NON-CURRENT ASSETS		
Fixed assets, net	4,512	-
Intangible assets, net	55,500	-
Prepaid expenses	240,833	20,000
TOTAL NON-CURRENT ASSETS	300,845	20,000
TOTAL ASSETS	$ 575,607	$ 141,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 10,625	$ 1,824
Accrued interest	10,066	-
Loans from stockholders	105,974	3,758
TOTAL CURRENT LIABILITIES	126,665	5,582
NON-CURRENT LIABILITIES		
Convertible notes payable to stockholders	143,500	101,000
TOTAL NON-CURRENT LIABILITIES	143,500	101,000
TOTAL LIABILITIES	270,165	106,582
STOCKHOLDERS' EQUITY		
Common stock, $.0001 par value, 7,500,000 shares authorized, 4,500,000 shares issued and outstanding	450	450
Additional paid-in capital	685,000	40,000
Subscriptions receivable	(450)	(450)
Accumulated deficit	(379,558)	(5,582)
TOTAL STOCKHOLDERS' EQUITY	305,442	34,418
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 575,607	$ 141,000

See accompanying independent accountants' review report and notes to the financial statements

AnJeDa Fitness, Inc.
Statements of Operations
For the Eleven Months Ended November 30, 2016 and the Period From November 3, 2015 (Inception) to December 31, 2015
(Unaudited)

	November 30, 2016	December 31, 2015
Revenues	$ 1,328	$ -
Cost of revenues	12,844	-
Gross profit (loss)	(11,516)	-
Operating expenses		
General and administrative	281,059	5,582
Rent	1,600	-
Professional expenses	20,905	-
	303,564	5,582
Loss from operations	(315,080)	(5,582)
Other Income (Expense)		
Interest income	9	-
Interest expense	(10,416)	-
Total other expenses	(10,407)	-
Loss from operations before income taxes	(325,487)	(5,582)
Provision for income taxes	800	-
Net Loss	$ (326,287)	$ (5,582)
Net earnings per share		
Basic and Diluted:	$ (0.070)	$ (0.001)

Weighted average number of shares used in computing basic and diluted net loss per share:

Basic	4,500,000	4,500,000
Diluted	4,500,000	4,500,000

See accompanying independent accountants' review report and notes to the financial statements

AnJeDa Fitness, Inc.
Statements of Stockholders' Equity
For the Eleven Months Ended November 30, 2016 and the Period From November 3, 2015 (Inception) to December 31, 2015
(Unaudited)

	Number of Shares Outstanding	Common Stock	Additional Paid-in Capital	Subscriptions Receivable	Accumulated Deficit	Total Stockholders' Equity
Inception	4,500,000	$ 450	$ -	$ (450)	$ -	$ -
Warrants issued for services to be provided	-	-	40,000	-	-	40,000
Net loss December 31, 2015	-	-	-	-	(5,582)	(5,582)
Balance at December 31, 2015	4,500,000	450	40,000	(450)	(5,582)	34,418
Warrants issued for services to be provided	-	-	645,000	-	-	645,000
Deemed dividend	-	-	-	-	(47,689)	(47,689)
Net loss for the eleven months ended November 30, 2016	-	-	-	-	(326,287)	(326,287)
Balance at November 30, 2016	4,500,000	$ 450	$ 685,000	$ (450)	$ (379,558)	$ 305,442

See accompanying independent accountants' review report and notes to the financial statements

AnJeDa Fitness, Inc.
Statements of Cash Flows

For the Eleven Months Ended November 30, 2016 and the Period From November 3, 2015 (Inception) to December 31, 2015
(Unaudited)

	November 30, 2016		December 31, 2015	
CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss for the period	$	(326,287)	$	(5,582)
Adjustments to reconcile net loss to net cash provided by operating activities				
Warrant expense		214,167		-
Expenses paid by acquired entity		4,086		-
Changes in assets and liabilities:				
Inventory		(7,712)		-
Other assets		(650)		(15,000)
Accounts payable and accrued expenses		18,867		1,824
Net cash used in operating activities		(97,529)		(18,758)
CASH FLOWS FROM INVESTING ACTIVITIES				
Cash acquired from acquisition		5,429		-
Net cash provided by investing activities		5,429		-
CASH FLOWS FROM FINANCING ACTIVITIES				
Loan from stockholder		-		3,758
Proceeds from issuance of convertible notes		42,500		101,000
Net cash provided by financing activities		42,500		104,758
NET (DECREASE) INCREASE IN CASH		(49,600)		86,000
CASH AT THE BEGINNING OF THE PERIOD		86,000		-
CASH AT THE END OF THE PERIOD	$	36,400	$	86,000

Supplemental disclosure of cashflow information:

Interest payments	$	350	$	-
Income taxes paid	$	800	$	-
Non- cash investing and financing activities:				
Issuance of warrants	$	645,000	$	40,000
Deemed dividend	$	47,689	$	-

See accompanying independent accountants' review report and notes to the financial statements

AnJeDa Fitness, Inc.
NOTES TO UNAUDITED FINANCIAL STATEMENTS

Note A –Organization

AnJeDa Fitness, Inc. ('the Company) was formed on November 3, 2015 in Delaware. The Company does business as its trademarked name, From Fat to Finish Line. From Fat to Finish Line is a fitness community and resource hub for runners who have, or would like to use, running as a tool for weight loss. The company provides training plans and accompanying support through various delivery means both digitally and in person.

Transfer of Assets and Liabilities

On November 30, 2016, the managing members of From Fat to Finish Line, LLC (the "LLC") who are also officers and shareholders of the Company agreed to transfer the assets and liabilities to AnJeDa. The Company recognized the assets and liabilities at their historical carrying amounts as of November 30, 2016. The difference in the total assets and liabilities received offset an equity distribution.

Description		Amount
Cash	$	5,429
Fixed assets, net		4,512
Intangible assets, net		55,300
Loans payable to related parties		(105,974)
Payable to AnJeDa		(7,156)
Deemed dividend	$	(47,889)

Going Concern

The Company relies heavily on debt and equity financing for working capital and have only recently commenced operations. These above matters raise substantial doubt about the Company's ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon the continued financial support from its management, and its ability to identify future investment opportunities and obtain the necessary debt or equity financing, and generating profitable operations from the Company's future operations. These factors raise substantial doubt regarding the Company's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note B – Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results may differ significantly from those estimates. The estimates underlying the Company's financial statements relate to, among other things, the accrued expenses and the valuation of long-lived assets.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. They are carried at cost, plus accrued interest, which approximates fair value due to the short-term nature of those instruments.

Inventory

Inventories are valued at the lower of cost (determined on a weighted average basis) or market. Management compares the cost of inventories with the market value and allowance is made to write down inventories to market value, if lower. As of November 30, 2016, inventory only consisted of finished goods.

Fixed Assets

Fixed assets are carried at cost. Depreciation on fixed assets is provided principally on the straight line method. Estimated useful lives range from 3 to 5 years. Expenditures for major renewals and betterments which extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

The components of fixed assets consist of the following as of November 30, 2016. There were no fixed assets as of December 31, 2015.

	11/30/16
Computer equipment and software	$ 5,724
Less: accumulated depreciation and amortization	(1,212)
	$ 4,512

Fixed assets were acquired from the LLC on November 30, 2016.

Income Taxes

The Company uses the asset and liability method to account for income taxes as prescribed by ASC 740, Income Taxes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense (benefit) is the result of changes in deferred tax assets and liabilities. Deferred income tax assets and liabilities are adjusted to recognize the effects of changes in tax laws or enacted tax rates in the period during which they are signed into law.

The Company may recognize the tax benefit from an uncertain tax position claimed on a tax return only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The authoritative standards issued by FASB also provide guidance on de-recognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures. The factors used to assess the likelihood of realization are the Company's forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets. Under ASC 740, Income Taxes, a valuation allowance is required when it is more likely than not that all or some portion of the deferred tax assets will not be realized through generating sufficient future taxable income. Failure to achieve forecasted taxable income in applicable tax jurisdictions could affect the ultimate realization of deferred tax assets and could result in an increase in the Company's effective tax rate on future earnings.

Advertising Costs

The Company uses only non-direct response advertising. All advertising costs are charged to expense as incurred.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exist, delivery has occurred, the fee is fixed or determinable and collectability is probable. Revenue is generally recognized net of allowances for returns and any taxes collected from customers and subsequently remitted to governmental authorities.

Costs of Revenue

Costs of revenue include payroll and payroll taxes, commissions, supplies and costs of inventory sold during the period.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions.

Risks and Uncertainties

The Company has a limited operating history and has generated limited revenue. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: trends in the gaming community, changes in social online community trends, technological advances, competition, governmental policy and/or regulatory changes. These adverse conditions could effect on the Company's financial condition and the results of its operations.

Contingencies

Loss contingencies, including litigation related contingencies, are included in the Statements of Operations when the Company concludes that a loss is both probable and reasonably estimable. Legal fees related to litigation related matters are expensed as incurred and included in the Statement of Operations under the General and administrative line item. No amount for loss was recorded for the eleven months ended November 30, 2016 and the period from November 3, 2015 (inception) to December 31, 2015.

Earnings per Share

Basic earnings per share are calculated by dividing net income (loss) available to common shareholders by the weighted average number of common shares outstanding during the fiscal period. Diluted earnings per share are based on the weighted average number of common shares outstanding plus, where applicable, the additional common shares that would have been outstanding related to dilutive share-based awards using the treasury stock method. Dilutive potential common shares include outstanding stock options and unvested restricted stock awards. There were no such outstanding stock options or unvested restricted stock awards as of November 30, 2016 and December 31, 2015.

Intangible Assets

The Company records identifiable intangible assets at fair value on the date of acquisition and evaluates the useful life of each asset. Finite-lived intangible assets primarily consist of mobile application. Finite-lived intangible assets are amortized on a straight-line basis and are tested for recoverability if events or changes in circumstances indicate that their carrying amounts may not be recoverable. These intangibles have useful lives ranging from 1 to 10 years.

Impairment of Long-Lived Assets and Intangible Assets

The Company reviews long-lived assets and amortizable intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. The assessment of possible impairment is based upon the Company's ability to recover the carrying value of the assets from the estimated undiscounted future net cash flows, before interest and taxes, of the related operations. The amount of impairment loss, if any, is measured as the excess of the carrying value of the asset over the present value of estimated future cash flows, using a discount rate commensurate with the risks involved and based on assumptions representative of market participants. As of November 30, 2016, there were no impairment losses of long-lived assets. There were no long-lived assets or intangible assets as of December 31, 2015.

Fair Value of Financial Instruments

For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

As of November 30, 2016 and December 31, 2015, the Company did not identify any assets and liabilities that are required to be presented on the balance sheet at fair value.

Recently Issued Accounting Pronouncements

The Company has considered recent accounting pronouncements and believes these recent pronouncements will not have a material effect on the Company's financial statements.

Note C – Intangible Assets

Intangible assets consist of the following as of November 30, 2016. There were no intangible assets as of December 31, 2015.

	11/30/16
Application development	$ 55,300
Website development	200
Total	$ 55,500

Note D – Loans From Stockholders

The Company acquired the loans payable from the LLC controlled by the owners of the Company. These funds were used for their mobile application development. The balance does not bear interest and has no set repayment terms.

The amounts outstanding was $105,974 and $3,758 as of November 30, 2016 and December 31, 2015, respectively.

Note E –Convertible Notes

As of November 30, 2016 and December 31, 2015, the Company had the following convertible notes payable:

Description	November 30, 2016		December 31, 2015	
Convertible note from shareholder, matures 36 months from November 1, 2015 with interest at 8.25 per annum.	$	18,500	$	1,000
Convertible note from shareholder, matures 36 months from December 1, 2015 with interest at 8.25 per annum.		100,000		100,000
Convertible note from shareholder, matures 36 months from November 1, 2016 with interest at 8.25 per annum.		25,000		-
Total	$	143,500	$	101,000
Total Current Portion	$	-	$	-
Total Non-Current Portion	$	143,500	$	101,000

Interest expense on the convertible notes payable was $10,066 and $0 for the eleven months ended November 30, 2016 and the period from November 3, 2015 (inception) to December 31, 2015, respectively.

Note F –Common Stock

In November 2015, the Company issued 4.5 million of its common shares to the three individuals for $450.

Note G –Commitments

In September 2016, the Company entered into a lease agreement for its office space, the lease is a month to month lease at a cost of $500 per month. As of November 30, 2016, total rent expense was $1,600.

Note H –Warrants

From December 1, 2015 to March 1, 2016, the Company issued 1,665,000 common stock warrants in exchange for services to be provided. The Warrants had vesting periods of up to 36 months. The fair market value of the warrants recorded was $685,000. As of November 30, 2016, $214,167 had been earned and expensed. Each warrant entitles the holder to purchase from the Company shares of the capital stock issued to investors in the Company's next equity financing ranging in proceeds from $100,000 to $1,000,000 or more, or shares of the Company's Class A Common Stock.

The Company accounts for common stock warrants as either equity instruments or derivative liabilities depending on the specific terms of the warrant agreement. Common stock warrants are accounted for as derivative liabilities if the stock warrants allow for cash settlement or provide for modification of the warrant exercise price in the event subsequent sales of common stock are at a lower price per share than the then-current warrant exercise price. The warrants issued were accounted as an equity instrument.

As of November 30, 2016, outstanding stock warrants consisted of the following:

	Number of Warrants		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term in Years
Balance outstanding, December 31, 2015	60,000	$	-	2
Granted	1,605,000		-	2.01
Exercised	-		-	-
Forfeited/expired	-		-	-
Balance outstanding, November 30, 2016	1,665,000	$	-	1.97
Exercisable, November 30, 2016	646,042	$	-	1.64

Note I – Subsequent Events

Management has evaluated events subsequent through January 11, 2017 for transactions and other events that may require adjustment of and/or disclosure in such financial statements. Management determined that there were no reportable subsequent events to be disclosed.

EXHIBIT C TO FORM C

INFORMATION ABOUT THE COMPANY'S BUSINESS FROM STARTENGINE WEBSITE (SCREENSHOTS)

This offering is not live or open to the public at this moment.

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From Fat to Finish Line

Fitness community and resource hub for overweight runners

Small OPO · Los Angeles, CA · Sports

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Invest in From Fat to Finish Line

Because we are changing lives one step at a time.




#FFTFL
#FFTFL

"We envision a world where running shoes replace diabetes medication, where the person who couldn't walk around the block can now run marathons and where crossing a finish line changes a lifetime of 'I can'ts' to 'I can.'

Crossing the finish line of your first race is life changing for someone who never thought they were an athlete. Our goal is to make runners out of those who never dared to dream it possible and we have the expertise, passion, and commitment to make it happen.

At ***From Fat to Finish Line***, our core values are to inspire movement and empower community so no one ever has to run alone again."
-Angela Lee; *Chief of the Tribe and CEO*

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INVEST
Minimum investment: $150

First 10 days of campaign
$1/share | When you invest you are betting the Company's future value will exceed $7.5 million.

After 10 days
$1.25 /share | When you invest you are betting the Company's future value will exceed $9,375,000.

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PERKS

- $500+: Free one year Gold membership (value $149)

- $1,000+: Exclusive owner's Jacket and 2 years Gold membership
- $1,500+: Run a Ragnar with Coach Rik, Team Captain John Hulsey, or other members of the original team from the movie.
- $5,000+: Free lifetime membership of any level

Who We Are

We are a fitness community that provides an underserved, passionate and growing market of runners the resources they need to reach their health goals. We are not just owners of the community, we are the community. Understanding the struggles and unique challenges that our members face allows us to fill the gaps in the current industry. Our ability to relate to our members keeps us seeking superior ways of tackling the hurdles that often hold people back. Our company enables members to connect, get support, and remain motivated.

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Product Offering

From Fat to Finish Line is a membership program. Our product line includes training plans, a robust community, and mobile app for overweight runners.


Mary LaCroix
October 22
I did it!!!!! I ran a mile!!!!
Love
Comment

Our flagship product is our "Run Your First Mile" training plan because running one mile without stopping triggers an empowering change.

We offer an interactive community populated with thousands of like-minded people who connect to share their experiences, advice, and motivation.

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We're creating virtual races, daily and weekly challenges and in-person team events to keep our members goal-oriented and focused. We are developing video, books and web-based programs that help members overcome the mental and physical obstacles that they face.

Our mobile app will connect people to their peers, training plans, running mentors, and to instant inspiration and motivation.

The Membership

Silver - free
Gold - $149/yr
Platinum - $199/yr



The Mobile App

Mobile application that delivers training plans, lets members cheer on their teammates, and find others to race and train with.



Local Training Groups

Local running club chapters with coaches and mentors who've been there and understand the unique struggle of the overweight runner.

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Key Facts


GEICO
Go Team
FFFFL

- Our running community organically emerged as a result of the **documentary film** of the same name.
- Now **over 10,000 members strong**, our community is experiencing double digit month over month growth.
- As the community grew, members began asking for **resources specialized** to overweight runners.
- We provide training **programs, information, and resources** specific to an overweight demographic.
- We are a **tribe-like team** that provides virtual and in-person support with members spanning the globe.
- We're a **lifestyle**, not a diet program. Weight loss, good health, and happiness are side effects.
- Members graduate to **Mentorship** status keeping them connected to the community.

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The Underserved Market

There are currently **26 million overweight runners** in the U.S. alone. Many feel ignored, insecure and alone. Overweight runners are a rapidly growing and underserved vertical in a $40 billion a year industry.

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Total Runners
Overweight Runners
55 M
26 M
24.5 M
2.5 M
2004
2009
2014

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Almost half of all runners in the U.S. are not being properly supported and we're positioned to serve those people.

The Running Team Owned by the Tribe





Our community is the heart of ***From Fat to Finish Line***. We are a tribe of like-minded people from all over the world who struggle with weight but have found a desire to get out there and run. We bond over common experiences, face similar challenges, and celebrate our triumphs in ways in which many traditional runners cannot relate.

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Because committed and passionate people are the reason we exist, we are excited to offer ownership to our members as well as anyone else who wants to back the movement. Through crowdfunding, together we can change people's lives one step at a time. We will inspire, support and empower people to ensure that no one is ever alone on their running journey again.

The Tribe Has Spoken:

> I am so glad I decided to join ***From Fat to Finish Line.*** I have no friends. I barely see my family. I have been on this journey by myself. Every walk, every run I do, I do by myself, for myself. And it hasn't been easy, until this group accepted me. The support this group has given me is exactly what I need. I am no longer alone. Seeing your successes makes me want to succeed even more. For now, I will just say thank you because that's all I can say.
>
> **-John Foltin, Member**



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> If I had known two years ago that I was going to find this amazing group, make tons of friends, travel around the country to run with you, be on a team with you, share my best and worst moments with you, run several half marathons, make it onto an epic Ragnar team, hit a 100 pound weight loss goal and finally see "one-derland" on the scale again, I wouldn't have believed it was all possible. ***From Fat to Finish Line*** is the best and we are so lucky to have each other.
>
> **-Mia Cogliantry, Member**

> I love that I can give encouragement to my fellow running friends, and collect on that as well. When I feel down, I come to the ***FFTFL*** community. The amazing people here always help me do my best even when I am feeling low.
>
> **-Denise Louise, Member**



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> As someone who doesn't have family or friends that 'get it', ***From Fat to Finish Line*** has provided the friendship and support I need to keep going. I feel empowered to proudly share my journey without fear of judgement.
>
> **-Martha Kurz Kaiser, Member**

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> This morning I ran my first 5k race!! ***From Fat to Finish Line*** motivates us to keep going. Thank you guys. You are making a difference in Brazil too.
>
> **-Guilherme Mendonca, Member**
> **San Paolo, Brazil**





> So grateful to this amazing community for keeping me focussed and on track. I can't believe a year ago I was inactive, and now I'm running on average 7km 6 days a week, and I love it. Thank you all for your inspiration and to the amazing team behind the documentary. It really inspired me and got me off the couch! #forevergrateful
>
> **-Alison Lake, Member**
> **Gold Coast Queensland, Australia**

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Our Acclaimed Documentary


AND A 200 MILE RACE
THAT MAKES TESTING THEIR
LIMITS A TEAM SPORT
MEDIA MELD STUDIOS PRESENTS
FROM FAT TO
FINISH
LINE
TAIT

- Filmed in 2013
- Premiered at the **Nashville Film Festival** April 2015
- Received recognition on **Today Show, Runner's World Magazine, Women's Running**, and others
- Inspired the creation of the FFTFL Facebook community — now over **10,000 members**
- Released on **Netflix** September 2016. Currently rated one of the top fitness documentaries
- Reached #4 on **Top Viewed Documentaries** on iTunes

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FINISHLINE

"While making the documentary, my producing partner and I realized there was an enormous underserved vertical in the industry. Being overweight runners ourselves, we understand the unique challenges the demographic faces and we decided to capitalize on the opportunity."

-Angela Lee, *CEO*

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Notable Press

People · Women's Running · Health · npr · Runner's World · The Huffington Post

Formerly Obese Woman Completes a 200 Mile Relay Race
July 28th, 2016

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Jennifer Roe abandoned her healthy eating habits when she became pregnant with her son, and by the time she gave birth she had reached 255 lbs. As part of her quest to get healthy physically and mentally, she began running – and recently competed in a 200-mile relay race along with 11 other teammates, who also experienced dramatic weight loss. Roe and her teammates' stories are the subject of the new

'From Fat To Finish Line' Film Stars Runners Who Lost 100 Pounds
July 13th, 2016

The film documents the inspirational journey of 12 people from across the country who all lost about 100 pounds or more through healthy eating and running. The 12 team up to run a challenging, non-stop, 200-mile Ragnar race from Miami to Key West Florida. The film highlights the up and down battles that people face when taking on big goals like losing weight or long distance running.

As Seen On

TODAY


NEW YEAR, NEW YOU
12 STRANGERS LOSE 100 POUNDS EACH
TODAY

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Our Timeline

January 2013



Documentary Filmed

The From Fat to Finish Line doc is filmed.

January 2013



TODAY Show

The the making of the movie is featured in a national segment.

March 2014


Exclusive facebook Group

Facebook Group Formed on Facebook

In response to early press about the FFTFL documentary, a Facebook group was formed to build a fanbase.

September 2015

Founders enter Founder Institute

FFTFL joins the startup accelerator.

November 2015



Inaugural Team Event

Over 100 runners met in Las Vegas to run the Rock 'n' Roll races.

March 2016



Strategic Partnership with Road Runner Sports

FFTFL joins up with the running shoe store leader.

August 2016


STEP 1
RUN 30 sec
WALK 90 sec
REPEAT 10x

First Alpha Testing

Team members begin testing FFTFL's "Run Your First Mile" plan.

September 2016

Documentary Released on Netflix

The doc is distributed worldwide with subtitles in 5 languages.

October 2016



Team Members Meet In Phoenix

And run Road Runner Sports Craft Classic.

October 2016



Alpha to Beta: Run Your First Mile Testing Take Two

"Run Your First Mile" beta testing begins. First members become mentors.

December 2016


20K

FFTFL Tribe Hits 10,000 Members

First major milestone achieved!

April 2017

Launch Premium Membership Levels

FFTFL will begin charging for Gold and Platinum memberships that provide premium coaching and perks.

August 2017

First International Race

From Fat to Finish Line members will meet in Dublin to run the Rock 'n' Roll races and partake in FFTFL meetups.

November 2017



Vegas 2.0

From Fat to Finish Line's official annual [illegible] seminars and social events.

Why I Invested In *From Fat To Finish Line*



"I witnessed hundreds of people flocking to ***From Fat to Finish Line*** team events and then observed thousands connect on social media after being inspired to start their own journeys thanks to the film. It was then I recognized that ***From Fat to Finish Line*** was a way for me to help make the world a healthier and happier place. More importantly, I have full confidence in the abilities of the founders to deliver an outstanding product."

-David Johnson, *Investor and Chairman of the Board*

Founders' Mission


#FFTFL
FINISH LINE
#FFTFL
LINE
#FFTF

Our mission is to change the lives of overweight individuals through running. We empower individuals through running. We enable people to find their inner athlete, become mentally and physically strong, and to celebrate well-being instead of settling for suboptimal health.

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Meet the Founders





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Angela Lee

CEO / Co-Founder

As President and CEO, Angela leads the Company's strategic planning efforts. She has over 2 decades experience in executive management and business development. A former entertainment executive and TV and film producer, she's also the director of the film. Angela began running in 1994 to battle a 50 lb weight gain. She has completed 2 full marathons, a half iron distance triathlon, and countless shorter races.

Jennifer Roe

CMO / Co-Founder

Jennifer leads the Company's sales and marketing strategy. She has over 20 years experience in digital marketing, film and television and has successfully executed social media strategies for 6 top selling consumer brands. Prior to finding running Jennifer struggled with a lifelong battle with obesity. Her personal story is told in the film. She has run 3 full marathons, including her hometown favorite, the NYC Marathon.

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And the Rest of the Team



Dave Johnson

Chairman of the Board

Dave helps set the strategic direction of the company on finance and sales. He holds degrees in engineering, business, and law from the Air Force Academy, Louisiana Tech, and UCLA. He has closed over $3B in aircraft sales as a senior executive at commercial aircraft leasing companies. In addition to being an Angel Investor at Tech Coast Angels, Dave is also a triathlete and marathon runner.



Karen Curtis

Chief Technology Officer

Karen has over 20 years experience in Enterprise Architecture, business process transformation and software development. She specializes in aligning IT and business strategy to enhance efficiency and productivity through developing enterprise-wide software solutions. When not solving her clients' software solutions Karen can be found running insane distances in exotic places.



Cynthia Akey

Chief Operating Officer

Cynthia works behind the scenes to help make the FFTFL magic happen. With over 20 years of experience, she is responsible for overseeing operations. Cynthia is also a 200-hour Yoga Instructor with over 12 years of teaching experience, a Personal Trainer, and Wellness Coach. At races, you will usually see her cheering and offering the team yoga stretches both before and after the finish line.



Nora Breuker

Community Manager

Nora leads the FFTFL community, its volunteer program and organizes the community events. She has a decade of experience in international marketing and event management ranging from corporate to arts to sports. Picking up running in 2013 changed Nora's life and finally helped her manage her struggle with weight. In addition to shorter races, she has run 3 half marathons.

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John Hulsey

Team Captain

A born motivator, John is an original member of the team featured in the film. Formerly the Social Media and Success Story Manager at SparkPeople.com, John not only motivates the team he helps with From Fat to Finish Line's strategic planning. A certified life coach, John has been mentoring and encouraging new runners looking to begin the sport for years. His motto? "Find the best people you can and rise to meet them."


FROM
FINISH
LINE

Rik Akey

Head Coach

Rik is a running coach, writer, and motivational speaker. Prior to finding running, Rik was a 275-pound couch potato who couldn't bend over and tie his shoes without getting out of breath. Also featured in the film, he has been an avid runner since 2009. A certified Distance Running Coach through Road Runners Club of America, he has successfully coached many runners, helping them discover the joy of running.

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Offering Summary

AnJeDa Fitness, Inc. dba From Fat to Finish Line, Class A Common Stock

Summary of Terms of Investment

AnJeDa Fitness, Inc.

1104 S Hayworth Avenue, Los Angeles, CA 90035

The following summary ("Summary") outlines the terms of a proposed investment in AnJeDa Fitness, Inc., a Delaware Corporation (the "Company"), by certain investors (the "Investors").

Target Investment: This offering is for up to $1,000,000 in total investment.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $50,000. After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Investment amount.

Target Closing Date: The target closing date for this offering is on or before March 24, 2017, unless extended in the Company's sole discretion.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is Class A Common Stock (the "Shares").

Stock Price: $1 per Share for the first 10 days of the campaign, $1.25 per share afterwards.

Number of Shares: Up to 1,000,000 Shares are being offered as part of this offering (out of a total of 7,500,000 authorized shares of Class A Common Stock).

Capitalization Summary: Immediately preceding this offering, the Company had, on a fully diluted basis, 5,851,000 Class A common stock issued or committed (including unexercised warrants and options representing 352,500 shares) out of a total of 7,500,000 authorized shares.

Minimum Investment: $150 per Investor

Irregular Use of Proceeds

The following irregular use of proceeds depend on the total amount of capital raised. See complete intended use of proceeds table in attached Form C.

Travel and Entertainment

- From $2,100 to $15,000 per annum to reimburse executives for monthly travel to Company headquarters.
- From $0.00 to $34,000 for travel expenses for personnel to travel to and participate in team events in Las Vegas and Dublin, Ireland in calendar year 2017.

Compensation for Officers and Directors

- Compensation paid to officers in the aggregate amount of $12,000 to $150,000 per annum.

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Offering Details

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$575,607.00	USD	$0.00	USD
Cash & Cash Equivalents	$36,400.00	USD	$0.00	USD
Accounts Receivable	$0.00	USD	$0.00	USD
Short-term Debt	$0.00	USD	$0.00	USD
Long-term Debt	$270,165.00	USD	$0.00	USD
Revenues / Sales	$1,328.00	USD	$0.00	USD
Costs of Goods Sold	$12,844.00	USD	$0.00	USD
Taxes Paid	$800.00	USD	$0.00	USD
Net Income	-$326,287.00	USD	$0.00	USD

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Section 17(b) Disclosure

Disclaimer

IMPORTANT MESSAGE: www.StartEngine.com (the "Site") is a website owned by StartEngine Crowdfunding, Inc. (StartEngine Crowdfunding) and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC (StartEngine Capital)(collectively, "StartEngine"). StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital is a funding portal registered with the US Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). For Canadian investors, StartEngine intends to rely on a dealer exemption or partner with a Canadian registered dealer. By accessing this Site and any pages on this Site, you agree to be bound by its Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

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U.S. Investors: Investment opportunities posted and accessible through the Site are of two types:

- Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. Neither the Site not StartEngine Crowdfunding is a FINRA member.
- Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, a funding portal which is a FINRA member.

Both types of offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.Each type of offering is presented on this Site in separate workflows. Generally, Regulation A+ and Crowdfunding offerings have important differences in limits on the amount a company can raise in an offering, how they can conduct the offering, limits on the amount an investor can invest per offering and annually, and most importantly differences in when an investor can resell the securities. In particular, securities purchased in a Regulation Crowdfunding offering cannot be sold for one year from purchase, but even after this time, there may be no resale market available. All securities offered by companies on this Site involve high levels of risk. Only invest an amount that you can afford to lose and will not impact your lifestyle.

Canadian Investors: Investment opportunities posted and accessible through the Site will be offered to Canadian resident investors in accordance with prospectus exemptions under Canadian securities laws, including, but not limited to, the "Accredited Investor" and "Offering Memorandum" exemptions under National Instrument 45-106 promulgated by the Canadian Securities Administrators.

Neither the SEC nor any state regulator, the Canadian securities regulators or any other regulatory body has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials or information posted on the Site. Neither StartEngine nor any of its directors, officers, employees, representatives, affiliates or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

Neither StartEngine Crowdfunding nor StartEngine Capital is an investment advisor or broker-dealer and neither engages in any activities requiring any such registration. Neither gives investment advice, provide analysis or recommendations regarding any offering posted on the Site. Prior results are not indicative of future performance; actual results may vary materially. The Site may contain "forward looking statements" which are not guaranteed. All investors should make their own determination of whether or not to make any investment, based on their own independent evaluation and analysis. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this Site can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

Copyright © 2016 StartEngine, LLC. All Rights Reserved.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT FOR [COMPANY]

Voice over 1:
I lost 130 pounds and this is my tribe

Voice over 2:
I just ran 26.2 miles and this is my tribe

Rik Akey:
I've run 14 marathons. From Fat to Finish Line is my tribe.

Voice over 3:
I never thought I could do it but I am a runner

Voice over 4:
I thought I was too fat to run, but I was wrong.

Angela Lee:
There are over 26 million overweight runners in the US alone.

From Fat to Finish Line is a global community. We are a tribe, that supports its members in reaching goals they once thought impossible. This movement started as a blog, that became a movie. The movie spawned a community, and that community is growing. Meeting the needs of our community, and changing lives around the globe is what fuels our business.

Text on screen:
20K facebook *thumbs up*
10K IN CLOSED GROUP

Jennifer Roe:
We are developing training plans and resources so overweight runners can succeed. We understand the needs of our community, because we ARE the community.

Angela Lee:
Nothing out there speaks to the unique requirements of our tribe, if we could "just do it" we would have.

We envision a world where no one ever has to run alone
And everyone has a team to call their own.
Where the last to cross the finish line is as celebrated as the first.
We believe running shoes can replace medication.
and people who once said they can't, prove themselves wrong.

Why just be a member when you can be an owner? Invest now and together we can inspire movement, empower community and change lives one step at a time.

EXHIBIT E TO FORM C

STARTENGINE SUBSCRIPTION PROCESS

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1M in investments.
- If the sum of the investment commitments does not equal or exceed the target offering

amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

- If a StartEngine issuer reaches their target offering amount prior to the deadline, they may conduct an initial closing of the offering early if they provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $100,000, then during any 12-month period, they can invest up to the greater of either $2,000 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $100,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $100,000.